                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                  TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)

                              (Amendment No. 3)(1)


                            PRICE LEGACY CORPORATION
  ----------------------------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.0004 PER SHARE
  ----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    74144P502
  ----------------------------------------------------------------------------
                                 (CUSIP Number)

                                   MARK DAITCH
                               THE 520 GROUP, LLC
                         7979 IVANHOE AVENUE, SUITE 520
                           LA JOLLA, CALIFORNIA 92037
                            TELEPHONE (858) 551-2321
  ----------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  JUNE 16, 2004
  ----------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 11 pages)


----------------------------

       1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 74144P502              SCHEDULE 13D/A               PAGE 2 OF 11 PAGES


--------------------------------------------------------------------------------
         NAME OF REPORTING PERSONS
1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         The 520 Group, LLC
         81-0632131

--------------------------------------------------------------------------------
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                                                     (a) [_]
                                                                      (b) [X]
--------------------------------------------------------------------------------
         SEC USE ONLY
3
--------------------------------------------------------------------------------
         SOURCE OF FUNDS
4
         WC, OO
--------------------------------------------------------------------------------
         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
5        PURSUANT TO ITEMS 2(d) or 2(e)                                   [_]

--------------------------------------------------------------------------------
         CITIZENSHIP OR PLACE OF ORGANIZATION
6
         California
--------------------------------------------------------------------------------
                                       SOLE VOTING POWER
          NUMBER OF           7

           SHARES             --------------------------------------------------
                                       SHARED VOTING POWER
        BENEFICIALLY          8
                                       9,043,296 (See Item 5)
          OWNED BY            --------------------------------------------------
                                       SOLE DISPOSITIVE POWER
       EACH REPORTING         9

           PERSON             --------------------------------------------------
                                       SHARED DISPOSITIVE POWER
            WITH              10
                                       9,043,296 (See Item 5)
--------------------------------------------------------------------------------
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
         9,043,296  (See Item 5)
--------------------------------------------------------------------------------
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
         [_]
--------------------------------------------------------------------------------
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
         24.7%  (See Item 5)
--------------------------------------------------------------------------------
         TYPE OF REPORTING PERSON*
14
         OO - Limited Liability Company
--------------------------------------------------------------------------------

                     * See instructions before filling out!

CUSIP NO. 74144P502              SCHEDULE 13D/A               PAGE 3 OF 11 PAGES


--------------------------------------------------------------------------------
         NAME OF REPORTING PERSONS
1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Barry McComic

--------------------------------------------------------------------------------
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                                                   (a) [_]
                                                                    (b) [X]
--------------------------------------------------------------------------------
         SEC USE ONLY
3
--------------------------------------------------------------------------------
         SOURCE OF FUNDS
4
         OO
--------------------------------------------------------------------------------
         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
5        PURSUANT TO ITEMS 2(d) or 2(e)                                 [_]

--------------------------------------------------------------------------------
         CITIZENSHIP OR PLACE OF ORGANIZATION
6
         United States of America
--------------------------------------------------------------------------------
                                       SOLE VOTING POWER
          NUMBER OF           7

           SHARES             --------------------------------------------------
                                       SHARED VOTING POWER
        BENEFICIALLY          8
                                       9,043,296 (See Item 5)
          OWNED BY            --------------------------------------------------
                                       SOLE DISPOSITIVE POWER
       EACH REPORTING         9

           PERSON             --------------------------------------------------
                                       SHARED DISPOSITIVE POWER
            WITH              10
                                       9,043,296 (See Item 5)
--------------------------------------------------------------------------------
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
         9,043,296  (See Item 5)
--------------------------------------------------------------------------------
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
         [_]
--------------------------------------------------------------------------------
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
         24.7%  (See Item 5)
--------------------------------------------------------------------------------
         TYPE OF REPORTING PERSON*
14
         IN
--------------------------------------------------------------------------------

                     * See instructions before filling out!

CUSIP NO. 74144P502              SCHEDULE 13D/A               PAGE 4 OF 11 PAGES


--------------------------------------------------------------------------------
         NAME OF REPORTING PERSONS
1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Mark Daitch

--------------------------------------------------------------------------------
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                                                   (a) [_]
                                                                    (b) [X]
--------------------------------------------------------------------------------
         SEC USE ONLY
3
--------------------------------------------------------------------------------
         SOURCE OF FUNDS
4
         OO
--------------------------------------------------------------------------------
         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
5        PURSUANT TO ITEMS 2(d) or 2(e)                                 [_]

--------------------------------------------------------------------------------
         CITIZENSHIP OR PLACE OF ORGANIZATION
6
         United States of America
--------------------------------------------------------------------------------
                                      SOLE VOTING POWER
          NUMBER OF           7
                                      3,405  (See Item 5)
           SHARES             --------------------------------------------------
                                      SHARED VOTING POWER
        BENEFICIALLY          8
                                      9,043,296 (See Item 5)
          OWNED BY            --------------------------------------------------
                                      SOLE DISPOSITIVE POWER
       EACH REPORTING         9
                                      3,405  (See Item 5)
           PERSON             --------------------------------------------------
                                      SHARED DISPOSITIVE POWER
            WITH              10
                                      9,043,296 (See Item 5)
--------------------------------------------------------------------------------
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
         9,046,701  (See Item 5)
--------------------------------------------------------------------------------
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
         [_]
--------------------------------------------------------------------------------
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
         24.7%  (See Item 5)
--------------------------------------------------------------------------------
         TYPE OF REPORTING PERSON*
14
         IN
--------------------------------------------------------------------------------

                     * See instructions before filling out!

CUSIP NO. 74144P502              SCHEDULE 13D/A               PAGE 5 OF 11 PAGES


        This Amendment No. 3 to Schedule 13D relates to the common stock, par value $0.0004 per share, of Price Legacy Corporation ("Price Legacy Common Stock"), a Maryland corporation ("Price Legacy"), and further amends the
Schedule 13D, filed by The 520 Group, LLC, a California limited liability company (the "520 Group"), with the Securities and Exchange Commission (the "SEC") on December 29, 2003 (the "Original 13D"), as amended by Amendment No. 1 thereto, filed by the 520 Group with the SEC on January 8, 2004, and Amendment No. 2 thereto, filed by the 520 Group with the SEC on March 19, 2004 (the Original 13D, as so amended, being the "Schedule 13D"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the
Schedule 13D.


ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended to add the following information:

        On June 16, 2004, the 520 Group borrowed $50,000,000 from Wells Fargo Bank, National Association ("Wells Fargo") (the "Wells Fargo Loan"), pursuant to a Secured Loan Agreement, dated as of June 10, 2004 (the "Wells Fargo Loan Agreement"), by and between the 520 Group, as borrower, and Wells Fargo, as lender. The proceeds from the Wells Fargo loan were used to repay a portion of the Price Group Loan, the PFCF Loan, and the SHPT Loan (collectively, the "Existing Loans").(2) After giving effect to such repayments, the aggregate outstanding principal balance of the Existing Loans is approximately $29,000,000.

        On June 22, 2004, the 520 Group donated warrants to acquire 625,000 shares of Price Legacy Common Stock to a charitable organization.


ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

        (a)-(b) The 520 Group presently beneficially owns, in the aggregate, 9,043,296 shares of Price Legacy Common Stock, which represent approximately 24.7% of the outstanding Price Legacy Common Stock.(3) Of these 9,043,296 shares, the 520 Group has sole voting and dispositive power over all of them and shared voting and dispositive power over none; provided that if the Managers were deemed to beneficially own any of these shares, then the 520 Group would be deemed to share voting and dispositive power over such shares with the Managers, and the Managers would be deemed to share voting and dispositive power over such shares with the 520 Group.

                Mr. McComic does not beneficially own any Price Legacy Common Stock, except to the extent that he may be deemed to beneficially own, by virtue of his position as a manager of the 520 Group, any Price Legacy Common Stock that is beneficially owned by the 520 Group. Mr. Daitch directly beneficially owns 3,405 shares of Price Legacy Common Stock, which represent less than 0.1% of the outstanding Price Legacy Common Stock, and over which he has sole voting and dispositive power. Other than


----------------------------

       2 For a description of the Existing Loans, please refer to Amendment No. 1 to this Schedule 13D, filed by the 520 Group with the SEC on January 8, 2004. Certain promissory notes and pledge and security agreements executed in connection with the Existing Loans were filed as Exhibits 3 through 7 hereto, and all descriptions herein of the Prior Loans are qualified by reference to such promissory notes and pledge and security agreements in their entirety.

       3 All calculations of percentage ownership in this Schedule 13D are based on approximately 36,645,994 shares of Price Legacy Common Stock estimated to be issued and outstanding as of June 8, 2004, as reported in the Amendment No. 1 to Form S-3, filed by Price Legacy with the SEC on June 14, 2004.

CUSIP NO. 74144P502              SCHEDULE 13D/A               PAGE 6 OF 11 PAGES


                these 3,405 shares, Mr. Daitch does not beneficially own any Price Legacy Common Stock, except to the extent that he may be deemed to beneficially own, by virtue of his position as a manager of the 520 Group, any Price Legacy Common Stock that is beneficially owned by the 520 Group.

                The information set forth in Item 2 above is incorporated herein in its entirety in response to this Item 5(b).

                Except for Price Legacy securities that are directly owned by the 520 Group, the 520 Group disclaims beneficial ownership of all Price Legacy securities that may be deemed to be beneficially owned by any of the Managers. Each of the Managers disclaims beneficial ownership of all Price Legacy securities that may be deemed to be beneficially owned by the 520 Group or by any other Manager.

        (c) The information set forth in Item 3 above is incorporated herein in its entirety in response to this Item 5(c). The information set forth in Item 6 below is incorporated herein in its entirety in response to this Item 5(c).

        (d)-(e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby amended to add the following information:

        The information set forth in Item 3 above is incorporated herein in its entirety in response to this Item 6.

        The 520 Group's obligations under the Wells Fargo Loan are secured by shares of Price Legacy Common Stock pledged by the 520 Group to Wells Fargo (the "Pledged Securities") under a Securities Pledge and Security Agreement, dated as of June 10, 2004 (the "Wells Fargo Pledge Agreement"), by and between the 520 Group, as pledgor, and Wells Fargo, as pledgee. In connection therewith, the 520 Group also granted to Wells Fargo, pursuant to the Wells Fargo Pledge Agreement, a security interest in the 520 Group's rights under that certain Amended and Restated Registration Rights Agreement, dated as of March 11, 2004 (the "Amended Registration Rights Agreement"), by and among the 520 Group, The Price Group LLC, a California limited liability company (the "Price Group"), and Price Legacy.(4)

        The Pledged Securities are held in a securities account that is subject to a Securities Account Control Agreement, dated as of June 10, 2004 (the "Control Agreement"), by and among the 520 Group, Wells Fargo, as the secured party, and Wells Fargo Institutional Securities, LLC, as securities intermediary. Under the Control Agreement, the 520 Group may not withdraw any Pledged Securities from such securities account without Wells Fargo's prior written consent. In addition, the Wells Fargo Pledge Agreement prohibits the 520 Group from selling, assigning, transferring, exchanging or otherwise disposing of any of the Pledged Securities without Wells Fargo's prior written consent. Pursuant to the Wells Fargo Pledge Agreement, the 520 Group has appointed Wells Fargo as its proxyholder to vote the Pledged Securities from and after a default under


----------------------------

       4 As previously disclosed in Amendment No. 2 to this Schedule 13D, filed by the 520 Group with the SEC on March 19, 2004, the Amended Registration Rights Agreement granted to the 520 Group certain registration rights with respect to certain Price Legacy Common Stock held by the 520 Group. The Amended Registration Rights Agreement was incorporated into this Schedule 13D by reference as Exhibit 10 hereto, and all descriptions herein of the Amended Registration Rights Agreement are qualified by reference thereto in its entirety.

CUSIP NO. 74144P502              SCHEDULE 13D/A               PAGE 7 OF 11 PAGES


        the Wells Fargo Loan Agreement. Prior to such a default, however, the 520 Group may continue to vote the Pledged Securities.

        As of June 16, 2004, the Pledged Securities consisted of 6,249,999 shares of Price Legacy Common Stock. Under the terms of the Wells Fargo Pledge Agreement, for so long as the Wells Fargo Loan is outstanding,
        (i) the Pledged Securities must consist of no less than 1,000,000 shares of Price Legacy Common Stock, (ii) the market value of the Pledged Securities, in the aggregate, must not be less than $11,500,000, and
        (iii) the market value of the Pledged Securities, in the aggregate, must equal or exceed 200% of the then outstanding principal balance of the Wells Fargo Loan. The Wells Fargo Pledge Agreement also provides that, in the event the market value of the Pledged Securities is less than $11,500,000 or 200% of the then outstanding principal balance of the Wells Fargo Loan, Wells Fargo may require the 520 Group to remedy the situation by either repaying principal or adding additional shares of Price Legacy Common Stock to the Pledged Securities, as appropriate. Conversely, under the Wells Fargo Pledge Agreement, (i) the 520 Group may request the release of an appropriate portion of the Pledged Securities if the market value of the Pledged Securities, in the aggregate, exceeds 225% of the outstanding principal balance of the Wells Fargo Loan, (ii) Wells Fargo is required to release an appropriate portion of the Pledged Securities whenever the 520 Group makes permitted principal payments in excess of $10,000,000, and (iii) Wells Fargo is required to release all of the Pledged Securities upon repayment in full of the Wells Fargo Loan. As a result, the number of shares of Price Legacy Common Stock held by the 520 Group that constitute Pledged Securities may vary from time to time depending upon, among other things, changes in the outstanding principal balance of the Wells Fargo Loan (including by reason of repayment of principal) and changes in the market value of Price Legacy Common Stock.

        The 520 Group's obligations under the Wells Fargo Loan are guaranteed by
        (i) Sol Price, an individual, pursuant to a Repayment Guaranty, dated as of June 10, 2004, by Mr. Price in favor of Wells Fargo (the "Sol Guarantee"), (ii) the Price Group, pursuant to a Repayment Guaranty, dated as of June 10, 2004, by the Price Group in favor of Wells Fargo (the "Price Group Guarantee"), and (iii) the Sol and Helen Price Trust ("SHPT"), pursuant to a Repayment Guaranty, dated as of June 10, 2004, by SHPT in favor of Wells Fargo (the "SHPT Guarantee").

        The foregoing description of the Wells Fargo Loan, and the agreements and other documents executed in connection therewith, is qualified in its entirety by reference to the Wells Fargo Loan Agreement, the promissory note executed in connection therewith, the Wells Fargo Pledge Agreement, the Control Agreement, the Sol Guarantee, the Price Group Guarantee, and the SHPT Guarantee, which are being filed with this
        Schedule 13D as, respectively, Exhibits 11 through 17 hereto, and which are hereby incorporated herein in their entirety in response to this
        Item 6.


ITEM 7.    MATERIALS TO BE FILED AS EXHIBITS.

Item 7 of the Schedule 13D is hereby amended and to add the following information:

        Exhibit No.             Description of Exhibit
        -----------             ----------------------

             11 Secured Loan Agreement, dated as of June 10, 2004, by and between The 520 Group, LLC and Wells Fargo Bank, National Association.

             12 Promissory Note, dated as of June 10, 2004, in the principal amount of $50,000,000, by The 520 Group, LLC in favor of Wells Fargo Bank, National Association.

CUSIP NO. 74144P502              SCHEDULE 13D/A               PAGE 8 OF 11 PAGES


             13 Securities Pledge and Security Agreement, dated as of June 10, 2004, by and between The 520 Group, LLC and Wells Fargo Bank, National Association.

             14 Securities Account Control Agreement, dated as of June 10, 2004, by and among The 520 Group, LLC, Wells Fargo Bank, National Association, and Wells Fargo Institutional Securities, LLC.

             15 Repayment Guarantee, dated as of June 10, 2004, by Sol Price in favor of Wells Fargo Bank, National Association.

             16 Repayment Guarantee, dated as of June 10, 2004, by The Price Group LLC in favor of Wells Fargo Bank, National Association.

             17 Repayment Guarantee, dated as of June 10, 2004, by the Sol and Helen Price Trust in favor of Wells Fargo Bank, National Association.

CUSIP NO. 74144P502              SCHEDULE 13D/A               PAGE 9 OF 11 PAGES


                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated:  June 23, 2004


                                            THE 520 GROUP, LLC

                                            /s/ Mark Daitch
                                            ------------------------------------
                                            By:        Mark Daitch
                                            Title:     Manager



                                            BARRY MCCOMIC

                                            /s/ Barry McComic
                                            ------------------------------------



                                            MARK DAITCH

                                            /s/ Mark Daitch
                                            ------------------------------------

CUSIP NO. 74144P502              SCHEDULE 13D/A              PAGE 10 OF 11 PAGES


                                  EXHIBIT INDEX

        Exhibit No.             Description of Exhibit
        -----------             ----------------------

             1 Agreement to Assign Purchase Agreement, dated as of December 18, 2003, by and between The Price Group LLC and The 520 Group, LLC (incorporated by reference to
                        Exhibit 1 to the Schedule 13D filed by The 520 Group, LLC with the SEC on December 29, 2003).

             2 Assignment, dated as of December 18, 2003, by and between The Price Group LLC and The 520 Group, LLC (incorporated by reference to Exhibit 2 to the Schedule 13D filed by The 520 Group, LLC with the SEC on December 29, 2003).

             3 Promissory Note, in the principal amount of $31,000,000, executed and delivered as of January 2, 2004, by The 520 Group, LLC in favor of The Price Group LLC (incorporated by reference to Exhibit 3 to Amendment No. 1 to Schedule 13D, filed by The 520 Group, LLC with the SEC on January 8, 2004).

             4 Promissory Note, in the principal amount of $43,000,000, executed and delivered as of January 2, 2004, by The 520 Group, LLC in favor of the Price Family Charitable Fund (incorporated by reference to Exhibit 4 to Amendment No. 1 to Schedule 13D, filed by The 520 Group, LLC with the SEC on January 8, 2004).

             5 Promissory Note, in the principal amount of $5,000,000, executed and delivered as of January 2, 2004, by The 520 Group, LLC in favor of the Sol & Helen Price Trust (incorporated by reference to Exhibit 5 to Amendment No. 1 to Schedule 13D, filed by The 520 Group, LLC with the SEC on January 8, 2004).

             6 Pledge and Security Agreement, dated as of January 2, 2004, by and between The 520 Group, LLC and The Price Group LLC (incorporated by reference to Exhibit 6 to Amendment No. 1 to Schedule 13D, filed by The 520 Group, LLC with the SEC on January 8, 2004).

             7 Pledge and Security Agreement, dated as of January 2, 2004, by and between The 520 Group, LLC and the Price Family Charitable Fund (incorporated by reference to
                        Exhibit 7 to Amendment No. 1 to Schedule 13D, filed by The 520 Group, LLC with the SEC on January 8, 2004).

             8 Registration Rights Agreement, dated as of September 18, 2001, by and among Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners II, C.V., Warburg, Pincus Netherlands Equity Partners III, C.V., The Price Group LLC, and Price Enterprises, Inc. (incorporated by reference to Exhibit 10.3 to the Form 8-K filed by Price Legacy Corporation with the SEC on September 19, 2001).

             9 Agreement to File Schedule 13D Jointly, by and among the Reporting Persons, as required by Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (incorporated by reference to Exhibit 9 to Amendment No. 1 to Schedule 13D, filed by The 520 Group, LLC with the SEC on January 8, 2004).

CUSIP NO. 74144P502              SCHEDULE 13D/A              PAGE 11 OF 11 PAGES


             10 Amended and Restated Registration Rights Agreement, dated as of March 11, 2004, by and among The 520 Group, LLC, The Price Group LLC, and Price Legacy Corporation (incorporated by reference to Exhibit 10.4 to the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2003, filed by Price Legacy Corporation with the SEC on March 15, 2004).

             11 Secured Loan Agreement, dated as of June 10, 2004, by and between The 520 Group, LLC and Wells Fargo Bank, National Association (filed herewith).

             12 Promissory Note, dated as of June 10, 2004, in the principal amount of $50,000,000, by The 520 Group, LLC in favor of Wells Fargo Bank, National Association (filed herewith).

             13 Securities Pledge and Security Agreement, dated as of June 10, 2004, by and between The 520 Group, LLC and Wells Fargo Bank, National Association (filed herewith).

             14 Securities Account Control Agreement, dated as of June 10, 2004, by and among The 520 Group, LLC, Wells Fargo Bank, National Association, and Wells Fargo Institutional Securities, LLC (filed herewith).

             15 Repayment Guarantee, dated as of June 10, 2004, by Sol Price in favor of Wells Fargo Bank, National Association (filed herewith).

             16 Repayment Guarantee, dated as of June 10, 2004, by The Price Group LLC in favor of Wells Fargo Bank, National Association (filed herewith).

             17 Repayment Guarantee, dated as of June 10, 2004, by the Sol and Helen Price Trust in favor of Wells Fargo Bank, National Association (filed herewith).